# Bank of America, N.A.

## Form SBSE-A

## Amendment - SBSE-A/A

## February 3, 2026

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

CITIBANK NA (PHILIPPINES BRANCH) – Added as Custody, Clearance, or Settlement entity

CUREX FX, LLC – Terminated as Execute or Trade entity